03030121

RECD S.E.C.

AUG 2 2 2003

1086

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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

PROCESSED
AUG 22 2003
THOMSON FINANCIAL

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Federative Republic of Brazil
Exact name of registrant as specified in charter

0000205317
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2002
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-06682
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Braslília, Brazil, on August 22, 2003.

Federative Republic of Brazil

By: ____________________
Sônia de Almendra Freitas Portella Nunes
Attorney of the National Treasury of Brazil

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Federative Republic of Brazil's Annual Report on Form 18-K for the year ended December 31, 2002 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Noticias

LEI Nº 10.640, DE 14 DE JANEIRO DE 2003

Anexos

15/01/2003

Estima a receita e fixa a despesa da União para o exercício de 2003.

O P R E S I D E N T E D A R E P Ú B L I C A
Faço saber que o Congresso Nacional decreta e eu sanciono a seguinte

Lei:

CAPÍTULO I
DAS DISPOSIÇÕES PRELIMINARES

Art. 1o Esta Lei estima a receita e fixa a despesa da União para o exercício financeiro de 2003, nos termos do art. 165, § 5o, da Constituição, e do art. 4o da Lei no 10.524, de 25 de julho de 2002, Lei de Diretrizes Orçamentárias de 2003 - LDO/2003, compreendendo:

I - o Orçamento Fiscal referente aos Poderes da União, seus fundos, órgãos e entidades da Administração Federal direta e indireta, inclusive fundações instituídas e mantidas pelo Poder Público;

II - o Orçamento da Seguridade Social, abrangendo todas as entidades e órgãos a ela vinculados, da Administração Federal direta e indireta, bem como os fundos e fundações instituídos e mantidos pelo Poder Público; e

III - o Orçamento de Investimento das empresas em que a União, direta ou indiretamente, detém a maioria do capital social com direito a voto.

CAPÍTULO II
DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL

Seção I
Da Estimativa da Receita

Art. 2o A receita total estimada nos Orçamentos Fiscal e da Seguridade Social é de R$ 1.036.056.083.262,00 (um trilhão, trinta e seis bilhões, cinqüenta e seis milhões, oitenta e três mil, duzentos e sessenta e dois reais), discriminada conforme o Quadro I, em anexo, sendo especificadas nos incisos a receita de cada orçamento e a proveniente da emissão de títulos destinada ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5o, § 2o, da Lei Complementar no 101, de 4 de maio de 2000, Lei de Responsabilidade Fiscal - LRF:

I - Orçamento Fiscal: R$ 334.090.445.553,00 (trezentos e trinta e quatro bilhões, noventa milhões, quatrocentos e quarenta e cinco mil, quinhentos e cinqüenta e três reais), excluída a receita de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 179.810.812.072,00 (cento e setenta e nove bilhões, oitocentos e dez milhões, oitocentos e doze mil e setenta e dois reais); e

III - Refinanciamento da dívida pública federal: R$ 522.154.825.637,00 (quinhentos e vinte e dois bilhões, cento e cinqüenta e quatro milhões, oitocentos e vinte e cinco mil, seiscentos e trinta e sete reais), constantes do Orçamento Fiscal.

Parágrafo único. A estimativa de receita do Orçamento Fiscal inclui o montante de R$ 11.987.722.619,00 (onze bilhões, novecentos e oitenta e sete milhões, setecentos e vinte e dois mil, seiscentos e dezenove reais) referente à desvinculação de parcela das contribuições sociais, por força da Emenda Constitucional no 27, de 21 de março de 2000.

Seção II
Da Fixação da Despesa

Art. 3o A despesa total fixada nos Orçamentos Fiscal e da Seguridade Social é de R$ 1.036.056.083.262,00 (um trilhão, trinta e seis bilhões, cinqüenta e seis milhões, oitenta e três mil, duzentos e sessenta e dois reais), distribuída entre os órgãos orçamentários conforme o Quadro II, em anexo, sendo especificadas nos incisos a despesa de cada orçamento e a relativa ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5o, § 2o, da Lei de Responsabilidade Fiscal, e no art. 69 da Lei de Diretrizes Orçamentárias 2003:

I - Orçamento Fiscal: R$ 314.264.809.331,00 (trezentos e catorze bilhões, duzentos e sessenta e quatro milhões, oitocentos e nove mil, trezentos e trinta e um reais), excluídas as despesas de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 199.636.448.294,00 (cento e noventa e nove bilhões, seiscentos e trinta e seis milhões, quatrocentos e quarenta e oito mil, duzentos e noventa e quatro reais); e

III - Refinanciamento da dívida pública federal: R$ 522.154.825.637,00 (quinhentos e vinte e dois bilhões, cento e cinqüenta e quatro milhões, oitocentos e vinte e cinco mil, seiscentos e trinta e sete reais), constantes do Orçamento Fiscal.

Parágrafo único. Do montante fixado no inciso II deste artigo, a parcela de R$ 19.825.636.222,00 (dezenove bilhões, oitocentos e vinte e cinco milhões, seiscentos e trinta e seis mil, duzentos e vinte e dois reais) será custeada com recursos do Orçamento Fiscal.

Seção III
Da Autorização para a Abertura de Créditos Suplementares

Art. 4o Fica o Poder Executivo autorizado a abrir créditos suplementares, observados os limites e condições estabelecidos neste artigo e desde que demonstrada, em anexo específico do decreto de abertura, a compatibilidade das alterações promovidas na programação orçamentária com a meta de resultado primário estabelecida no Anexo de Metas Fiscais da Lei de Diretrizes Orçamentárias 2003, para suplementação de dotações consignadas:

I - a cada subtítulo, até o limite de dez por cento do respectivo valor, mediante a utilização de recursos provenientes de:

a) anulação parcial de dotações, limitada a dez por cento do valor do subtítulo objeto da anulação, ressalvado o disposto no § 2o deste artigo;

b) reserva de contingência, inclusive de fundos e de órgãos e entidades das Administrações direta e indireta, observado o disposto no parágrafo único do art. 8o da Lei de Responsabilidade Fiscal, e no § 6o deste artigo;

c) excesso de arrecadação de receitas diretamente arrecadadas, desde que para alocação nos mesmos subtítulos em que os recursos dessas fontes foram originalmente programados, observado o disposto no parágrafo único do art. 8o da Lei de Responsabilidade Fiscal; e

d) até dez por cento do excesso de arrecadação;

II - aos grupos de natureza de despesa - GND "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", mediante utilização de recursos provenientes da anulação de dotações consignadas a esses grupos, no âmbito do mesmo subtítulo, sendo a suplementação limitada a trinta por cento da soma das dotações;

III - para o atendimento de despesas com sentenças judiciais transitadas em julgado, inclusive daquelas consideradas de pequeno valor nos termos da legislação vigente, mediante a utilização de recursos provenientes da:

a) reserva de contingência, observado o disposto no parágrafo único do art. 8o da Lei de Responsabilidade Fiscal;

b) anulação de dotações consignadas a grupos de natureza de despesa no âmbito do mesmo subtítulo; e

c) anulação de dotações consignadas a essa finalidade, na mesma ou em outra unidade orçamentária;

IV - para o atendimento de despesas com juros e encargos da dívida, mediante a utilização de recursos provenientes da anulação de dotações consignadas a essa finalidade ou à amortização da dívida, na mesma ou em outra unidade orçamentária, obedecidas as vinculações previstas na legislação vigente;

V - para o atendimento de despesas com a amortização da dívida pública federal, mediante a utilização de recursos provenientes:

a) da anulação de dotações consignadas a essa finalidade ou ao pagamento de juros e encargos da dívida, na mesma ou em outra unidade orçamentária;

b) do excesso de arrecadação decorrente dos pagamentos de participações e dividendos pelas entidades integrantes da Administração Pública Federal indireta, inclusive os relativos a lucros acumulados em exercícios anteriores, observado o disposto no parágrafo único do art. 8o da Lei de Responsabilidade Fiscal;

c) do superávit financeiro da União, apurado no balanço patrimonial do exercício de 2002, nos termos do art. 43, § 2o, da Lei no 4.320, de 17 de março de 1964, devendo ser demonstrado, em anexo específico do decreto de abertura, o cumprimento do disposto no parágrafo único do art. 8o da Lei de Responsabilidade Fiscal; e

d) do resultado positivo do Banco Central do Brasil, observado o disposto no art. 7o da Lei de Responsabilidade Fiscal;

VI - para o atendimento das despesas com pessoal e encargos sociais, mediante a utilização de recursos oriundos da anulação de dotações consignadas a esse grupo de despesa no âmbito de cada Poder e do Ministério Público;

VII - a subtítulos nos quais foram alocadas receitas de operações de crédito previstas nesta Lei, mediante a utilização de recursos decorrentes de variação monetária ou cambial relativas a essas operações;

VIII - para o atendimento das mesmas ações em execução no ano de 2002, no caso das empresas públicas e das sociedades de economia mista integrantes dos Orçamentos Fiscal e da Seguridade Social, mediante a utilização de superávit financeiro apurado no balanço patrimonial do exercício anterior, nos termos do art. 43, § 2o, da Lei no 4.320, de 1964, observados os saldos orçamentários dos respectivos subtítulos aprovados no exercício anterior;

IX - a subtítulos aos quais possam ser alocados recursos oriundos de doações e convênios, observada a destinação prevista no instrumento respectivo;

X - ao atendimento do refinanciamento, juros e outros encargos da dívida pública federal, mediante a utilização de recursos decorrentes da emissão de títulos de responsabilidade do Tesouro Nacional, até o limite de vinte por cento do montante do refinanciamento da dívida pública federal estabelecido no art. 3o, III, desta Lei;

XI - para o atendimento de transferências aos Estados, ao Distrito Federal e aos Municípios, decorrentes de vinculações constitucionais ou legais, mediante a utilização do superávit financeiro correspondente apurado no balanço patrimonial da União do exercício anterior, nos termos do art. 43, § 2o, da Lei no 4.320, de 1964.

§ 1o A autorização de que trata este artigo fica condicionada a que o decreto de abertura do crédito suplementar seja publicado até o dia 15 de dezembro de 2003.

§ 2o Quando o remanejamento de dotações ocorrer no âmbito dos subtítulos aos quais tenham sido alocados recursos do Fundo de Combate e Erradicação da Pobreza, os limites para suplementação e anulação serão de quarenta por cento do valor do respectivo subtítulo.

§ 3o Os subtítulos vinculados às ações "2065 - Combate à Fome com Ações Voltadas para a Compra de Alimentos de Produtores Familiares", "2071 - Combate à Fome com Ações Voltadas para a Educação

Alimentar e Melhoria das Condições Sócio-econômicas das Famílias", "2100 - Combate à Fome com Assistência Financeira à Família Visando a Complementação de Renda para Compra de Alimentos - Fome Zero", poderão ser suplementados, até o limite de vinte por cento do respectivo valor, mediante a utilização dos recursos provenientes do excesso de arrecadação.

§ 4o A anulação autorizada no inciso I, alínea a deste artigo, só incidirá sobre as ações vinculadas às funções Saúde, Ciência e Tecnologia, Educação e Assistência Social, excluídas, nos termos do art. 67, § 1o, II, a, da LDO/2003, da limitação de empenho e movimentação financeira prevista no art. 9o da LRF, se os recursos destinarem-se à suplementação de ações no âmbito da respectiva função, entendendo-se vinculadas, no caso da função Ciência e Tecnologia, as ações classificadas em suas subfunções típicas "571 - Desenvolvimento Científico", "572 - Desenvolvimento Tecnológico e Engenharia" e "573 - Difusão do Conhecimento Científico e Tecnológico", conforme tabela de tipicidade definida na Portaria SOF/MPO no 42, de 14.04.1999.

§ 5o Só será admitida anulação de dotações consignadas à Reserva para Despesas com Reajuste do Salário Mínimo e Gastos Sociais e à Reserva para Ajuste das Demais Despesas Obrigatórias se procedida para suplementar dotações consignadas a ações estritamente vinculadas às finalidades para as quais foram constituídas essas reservas.

§ 6o A dotação da Reserva para Despesas com Reajuste do Salário Mínimo e Gastos Sociais só poderá ser utilizada para outra finalidade que não seja a de aumento do salário mínimo após a publicação da lei que trate de seu reajuste em 2003.

§ 7o (VETADO)

§ 8o Na utilização dos recursos para suplementação de dotações deverá ser observado o disposto no parágrafo único do art. 8o da Lei de Responsabilidade Fiscal.

Art. 5o Fica o Poder Executivo autorizado a abrir créditos suplementares à conta de recursos de excesso de arrecadação, nos termos do art. 43, §§ 1o, inciso II, 3o e 4o da Lei no 4.320, de 1964, destinados:

I - a transferências aos Estados, ao Distrito Federal e aos Municípios, decorrentes de vinculações constitucionais ou legais;

II - aos fundos constitucionais de financiamento do Norte, Nordeste e Centro-Oeste, nos termos da Lei no 7.827, de 27 de setembro de 1989; e

III - ao Fundo de Amparo ao Trabalhador - FAT, mediante a utilização de recursos das contribuições para o Programa de Integração Social - PIS e o de Formação do Patrimônio do Servidor Público - PASEP, inclusive da parcela destinada nos termos do art. 239, § 1o, da Constituição.

CAPÍTULO III
DO ORÇAMENTO DE INVESTIMENTO

Seção I
Das Fontes de Financiamento

Art. 6o As fontes de recursos para financiamento das despesas do Orçamento de Investimento somam

R$ 23.907.324.967,00 (vinte e três bilhões, novecentos e sete milhões, trezentos e vinte e quatro mil, novecentos e sessenta e sete reais), sendo especificadas no Quadro III, em anexo.

Seção II
Da Fixação da Despesa

Art. 7o A despesa do Orçamento de Investimento é fixada em R$ 23.907.324.967,00 (vinte e três bilhões, novecentos e sete milhões, trezentos e vinte e quatro mil, novecentos e sessenta e sete reais), distribuída por órgão orçamentário conforme o Quadro IV, em anexo.

Seção III
Da Autorização para a Abertura de Créditos Suplementares

Art. 8o Fica o Poder Executivo autorizado a abrir créditos suplementares, observados os limites e condições estabelecidos neste artigo e desde que demonstrada, em anexo específico do decreto de abertura, a compatibilidade das alterações promovidas na programação orçamentária com a meta de resultado primário estabelecida no Anexo de Metas Fiscais da Lei de Diretrizes Orçamentárias de 2003, para as seguintes finalidades:

I - suplementação de subtítulo, até o limite de dez por cento do respectivo valor, mediante geração adicional de recursos ou anulação parcial de dotações orçamentárias da mesma empresa;

II - atendimento de despesas relativas a ações financiadas com recursos transferidos pelo Tesouro Nacional aprovadas em exercícios anteriores e em execução no exercício de 2003, mediante a utilização do saldo desses recursos pela correspondente empresa; e

III - realização das correspondentes alterações no Orçamento de Investimento, decorrentes da abertura de créditos suplementares ou especiais aos Orçamentos Fiscal e da Seguridade Social.

Parágrafo único. A autorização de que trata este artigo fica condicionada a que o decreto de abertura do crédito suplementar seja publicado até o dia 15 de dezembro de 2003.

CAPÍTULO IV
DA AUTORIZAÇÃO PARA CONTRATAÇÃO DE OPERAÇÕES DE CRÉDITO E EMISSÃO DE TÍTULOS DA DÍVIDA AGRÁRIA

Art. 9o Em cumprimento ao disposto no art. 32, § 1o, inciso I, da Lei de Responsabilidade Fiscal, fica autorizada a contratação das operações de crédito incluídas nesta Lei, nos termos do art. 35 da Lei de Diretrizes Orçamentárias de 2003, e a emissão de títulos de Responsabilidade do Tesouro Nacional prevista no art. 4o, X, desta Lei, sem prejuízo do que estabelece o art. 52, inciso V, da Constituição, no que se refere às operações de crédito externas.

Art. 10. Fica o Poder Executivo autorizado a emitir até 12.997.957 (doze milhões, novecentos e noventa e sete mil, novecentos e cinqüenta e sete) Títulos da Dívida Agrária para atender ao programa de reforma agrária no exercício, nos termos do art. 184 da Constituição, vedada a emissão com prazos decorridos ou inferiores a cinco anos.

Page 10 of 26
Exhibit Index on Page 3

CAPÍTULO V
DAS DISPOSIÇÕES FINAIS

Art. 11. Fica o Poder Executivo autorizado, mediante decreto, a transpor, remanejar ou transferir, total ou parcialmente, as categorias de programação constantes desta Lei, mantido o respectivo detalhamento por esfera orçamentária, por subtítulo, modalidade de aplicação, fonte de recursos, identificadores de uso e de resultado primário e por grupos de despesa, a fim de ajustar a programação aprovada à estrutura organizacional estabelecida para o Poder Executivo Federal, bem como às competências e atribuições definidas para cada órgão ou entidade.

Art. 12. Fica o Poder Executivo autorizado a transferir a programação de trabalho da unidade orçamentária "73.105 - Governo do Distrito Federal - Recursos sob Supervisão do Ministério da Fazenda" para unidade orçamentária que vier a ser definida com o objetivo de acolher as dotações relativas ao Fundo Constitucional do Distrito Federal, criado pelo Projeto de Lei no 7.015, de 2002.

Art. 13. (VETADO)

Art. 14. (VETADO)

Art. 15. (VETADO)

Art. 16. Integram esta Lei, nos termos do art. 10 da Lei de Diretrizes Orçamentárias de 2003, os anexos contendo a programação de trabalho das unidades orçamentárias e o detalhamento dos créditos orçamentários, a discriminação da legislação da receita e da despesa, os quadros orçamentários consolidados definidos no § 1o, incisos I a XVI, do referido art. 10, e os seguintes:

I - Quadro I, contendo a discriminação da receita estimada nos Orçamentos Fiscal e da Seguridade Social, por categoria econômica e fonte;

II - Quadro II, contendo a distribuição da despesa fixada nos Orçamentos Fiscal e da Seguridade Social, por órgão orçamentário;

III - Quadro III, contendo a discriminação das fontes de financiamento do Orçamento de Investimento;

IV - Quadro IV, contendo a distribuição da despesa fixada no Orçamento de Investimento, por órgão orçamentário;

V - Quadro V, contendo o cálculo atualizado da estimativa da margem de expansão das despesas obrigatórias de caráter continuado, conforme estabelece o art. 10, § 9o, da Lei de Diretrizes Orçamentárias de 2003;

VI - Quadro VI, contendo as autorizações específicas de que trata o art. 169, § 1o, inciso II, da Constituição, relativas a despesas de pessoal, conforme estabelece o art. 77, da Lei de Diretrizes Orçamentárias de 2003; e

VII - Quadro VII, contendo a relação dos subtítulos relativos a obras e serviços com indícios de irregularidades graves, apontados pelo Tribunal de Contas da União, conforme previsto no art. 10, § 10, da Lei de Diretrizes Orçamentárias de 2003.

Parágrafo único. O anexo que discrimina a legislação da receita e da despesa será atualizado e publicado pelo Poder Executivo em até sessenta dias após a publicação desta Lei, devendo ser incorporados os atos editados no exercício de 2002 após a elaboração do anexo respectivo constante da proposta orçamentária.

Art. 17. Esta Lei entra em vigor na data de sua publicação.

Brasília, 14 de janeiro de 2003; 182o da Independência e 115o da República.

Quadro I - Receita Orçamentária

Orçamento Fiscal e da Seguridade (R$ 1,00)

Especificação	Valor
1. RECEITAS DO TESOURO	**505.509.048.183**
1.1. RECEITAS CORRENTES	**366.526.292.557**
Receita Tributária	110.013.568.770
Receita de Contribuições	223.407.791.471
Receita Patrimonial	9.396.011.927
Receita Agropecuária	1.123.059
Receita Industrial	133.020.152
Receita de serviços	14.072.908.213
Transferências Correntes	137.804.476
Outras Receitas Correntes	9.364.064.489
1.2. RECEITAS DE CAPITAL	**138.982.755.626**
Operações de Crédito Internas	82.657.978.313
Operações de Crédito Externas	25.111.451.164
Alienação de Bens	2.336.140.337
Amortização de Empréstimos	10.867.008.315
Transferências de Capital	37.533.867
Outras Receitas de Capital	17.972.643.630
2. RECEITAS DE OUTRAS FONTES DE ENTIDADES DA ADMINISTRAÇÃO PÚBLICA FEDERAL INDIRETA, INCLUSIVE FUNDOS E FUNDAÇÕES PÚBLICAS	**8.392.209.442**
2.1. RECEITAS CORRENTES	5.093.422.185
2.2. RECEITAS DE CAPITAL	3.298.787.257
SUBTOTAL	**513.901.257.625**
3. REFINANCIAMENTO DA DÍVIDA PÚBLICA FEDERAL	**522.154.825.637**
3.1. Operações de Crédito Internas	**493.538.474.257**
Títulos de Responsabilidade do Tesouro Nacional - Refinanciamento da Dívida Pública Federal	493.538.474.257
3.2. Operações de Crédito Externas	**28.616.351.380**
Títulos de Responsabilidade do Tesouro Nacional - Refinanciamento da Dívida Pública Federal	28.616.351.380
TOTAL	**1.036.056.083.262**

Quadro II - Distribuição da Despesa por Orgão

Orçamento Fiscal e da Seguridade (R$ 1,00)

Discriminação	Tesouro (A)	Outras Fontes (B)	Total Orgão C = (A+B)	C/D (%)	C/E (%)	C/F (%)	C/G (%)
01000 - CÂMARA DOS DEPUTADOS	1.934.360.000		1.934.360.000	0,42 %	0,39 %	0,37 %	0,19 %
02000 - SENADO FEDERAL	1.454.438.991		1.454.438.991	0,32 %	0,29 %	0,28 %	0,14 %
03000 - TRIBUNAL DE CONTAS DA UNIÃO	627.620.726		627.620.726	0,14 %	0,13 %	0,12 %	0,06 %
10000 - SUPREMO TRIBUNAL FEDERAL	194.581.553		194.581.553	0,04 %	0,04 %	0,04 %	0,02 %
11000 - SUPERIOR TRIBUNAL DE JUSTIÇA	408.644.086		408.644.086	0,09 %	0,08 %	0,08 %	0,04 %
12000 - JUSTIÇA FEDERAL	3.721.528.938		3.721.528.938	0,82 %	0,74 %	0,71 %	0,36 %
13000 - JUSTIÇA MILITAR DA UNIÃO	169.076.660		169.076.660	0,04 %	0,03 %	0,03 %	0,02 %
14000 - JUSTIÇA ELEITORAL	1.678.174.330		1.678.174.330	0,37 %	0,34 %	0,32 %	0,16 %
15000 - JUSTIÇA DO TRABALHO	5.132.415.652		5.132.415.652	1,13 %	1,03 %	0,98 %	0,50 %
16000 - JUSTIÇA DO DISTRITO FEDERAL E DOS TERRITÓRIOS	567.020.840		567.020.840	0,12 %	0,11 %	0,11 %	0,05 %
20000 - PRESIDÊNCIA DA REPÚBLICA	4.556.463.175	41.985.460	4.598.448.635	1,01 %	0,92 %	0,88 %	0,44 %
22000 - MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	2.914.185.677	2.943.567.592	5.857.753.269	1,29 %	1,17 %	1,12 %	0,57 %
24000 - MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	3.112.905.699	213.921.124	3.326.826.823	0,73 %	0,67 %	0,64 %	0,32 %
25000 - MINISTÉRIO DA FAZENDA	8.744.138.891	1.017.909.312	9.762.048.203	2,14 %	1,95 %	1,86 %	0,94 %
26000 - MINISTÉRIO DA EDUCAÇÃO	17.350.409.917	686.933.269	18.037.343.186	3,96 %	3,61 %	3,44 %	1,74 %
28000 - MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	424.009.683	772.295.489	1.196.305.172	0,26 %	0,24 %	0,23 %	0,12 %
30000 - MINISTÉRIO DA JUSTIÇA	4.317.980.243	705.142	4.318.685.385	0,95 %	0,86 %	0,82 %	0,42 %
32000 - MINISTÉRIO DE MINAS E ENERGIA	2.897.518.461	59.281.824	2.956.800.285	0,65 %	0,59 %	0,56 %	0,29 %
33000 - MINISTÉRIO DA PREVIDÊNCIA E ASSISTÊNCIA SOCIAL	109.651.575.329	148.799.609	109.800.374.938	24,11 %	21,97 %	20,96 %	10,60 %
34000 - MINISTÉRIO PÚBLICO DA UNIÃO	1.456.724.000		1.456.724.000	0,32 %	0,29 %	0,28 %	0,14 %
35000 - MINISTÉRIO DAS RELAÇÕES EXTERIORES	1.052.085.480	277.346	1.052.362.826	0,23 %	0,21 %	0,20 %	0,10 %
36000 - MINISTÉRIO DA SAÚDE	30.562.133.942	28.850.382	30.590.984.324	6,72 %	6,12 %	5,84 %	2,95 %
38000 - MINISTÉRIO DO TRABALHO E EMPREGO (Exclusive o dispositivo no artigo 239 Parágrafo I da Constituição)	15.691.732.976	208.656	15.691.941.632	3,45 %	3,14 %	3,00 %	1,51 %
39000 - MINISTÉRIO DOS TRANSPORTES (Exclusive Fundo da Marinha Mercante)	10.927.581.803	430.808.123	11.358.389.926	2,49 %	2,27 %	2,17 %	1,10 %
41000 - MINISTÉRIO DAS COMUNICAÇÕES	2.023.659.168	90.341.822	2.114.000.990	0,46 %	0,42 %	0,40 %	0,20 %
42000 - MINISTÉRIO DA CULTURA	385.506.461	3.063.860	388.570.321	0,09 %	0,08 %	0,07 %	0,04 %
44000 - MINISTÉRIO DO MEIO AMBIENTE	1.324.664.335	63.425.027	1.388.089.362	0,30 %	0,28 %	0,27 %	0,13 %
47000 - MINISTÉRIO DO PLANEJAMENTO, ORÇAMENTO E GESTÃO	3.444.515.804	6.843.941	3.451.359.745	0,76 %	0,69 %	0,66 %	0,33 %
49000 - MINISTÉRIO DO DESENVOLVIMENTO AGRÁRIO	2.132.644.952	12.060.819	2.144.705.771	0,47 %	0,43 %	0,41 %	0,21 %
51000 - MINISTÉRIO DO ESPORTE E TURISMO	737.486.448	12.578.959	750.065.407	0,16 %	0,15 %	0,14 %	0,07 %
52000 - MINISTÉRIO DA DEFESA	26.272.355.773	1.812.308.789	28.084.664.562	6,17 %	5,62 %	5,36 %	2,71 %
53000 - *MINISTÉRIO DA INTEGRAÇÃO NACIONAL (Exclusive Fundos Constitucionais)*	3.763.607.275	46.042.897	3.809.650.172	0,84 %	0,76 %	0,73 %	0,37 %
71000 - ENCARGOS FINANCEIROS DA UNIÃO	154.197.508.714		154.197.508.714	33,86 %	30,85 %	29,44 %	14,88 %
73000 - TRANSFERÊNCIAS A ESTADOS, DISTRITO FEDERAL E MUNICÍPIOS (Exclusive Transferências Constitucionais)	17.128.614.469		17.128.614.469	3,76 %	3,43 %	3,27 %	1,65 %
90000 - RESERVA DE CONTINGÊNCIA	6.084.279.813		6.084.279.813	1,34 %	1,22 %	1,16 %	0,59 %
97000 - REESTIMATIVA DE RECEITAS - SALDO	0	0	0	0,00 %	0,00 %	0,00 %	0,00 %
SUBTOTAL (D)	**447.042.150.264**	**8.392.209.442**	**455.434.359.706**	**100,00 %**	**91,12 %**	**86,95 %**	**43,96 %**
73000 - TRANSFERÊNCIAS CONSTITUCIONAIS	44.406.438.533		44.406.438.533		8,88 %	8,48 %	4,29 %
SUBTOTAL (E)	**491.448.588.797**	**8.392.209.442**	**499.840.798.239**		**100,00 %**	**95,43 %**	**48,24 %**
38000 - MINISTÉRIO DO TRABALHO E EMPREGO (Conforme o dispositivo no artigo 239 Parágrafo I da Constituição)	5.056.309.340		5.056.309.340			0,97 %	0,49 %
39000 - MINISTÉRIO DOS TRANSPORTES (Fundo da Marinha Mercante)	1.102.429.389		1.102.429.389			0,21 %	0,11 %
53000 - MINISTÉRIO DA INTEGRAÇÃO NACIONAL (Fundos Constitucionais)	2.807.576.601		2.807.576.601			0,54 %	0,27 %
74000 - OPERAÇÕES OFICIAIS DE CRÉDITO	14.955.556.686		14.955.556.686			2,86 %	1,44 %
SUBTOTAL (F)	**515.370.460.813**	**8.392.209.442**	**523.762.670.255**			**100,00 %**	**50,55 %**
75000 - REFINANCIAMENTO DA DÍVIDA PÚBLICA MOBILIÁRIA FEDERAL	512.293.413.007		512.293.413.007				49,45 %
T O T A L (G)	**1.027.663.873.820**	**8.392.209.442**	**1.036.056.083.262**				**100,00 %**

Quadro III - Fontes de Financiamento do Orçamento de Investimentos

R$ 1,00

Especificação	Valor
RECURSOS PRÓPRIOS	**14.571.484.538**
Geração Própria	14.571.484.538
RECURSOS PARA AUMENTO DO PATRIMÔNIO LÍQUIDO	**195.053.829**
Tesouro	80.146.369
Direto	80.146.369
Controladora	114.907.460
OPERAÇÕES DE CRÉDITO DE LONGO PRAZO	**5.885.877.658**
Internas	1.096.000.000
Externas	4.789.877.658
OUTROS RECURSOS DE LONGO PRAZO	**3.254.908.942**
Controladora	2.282.448.386
Outras Estatais	972.460.556
TOTAL	**23.907.324.967**

Quadro IV - Despesa do Orçamento de Investimentos

R$ 1,00

Especificação	Valor
22000 - MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	15.482.366
24000 - MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	2.513.000
25000 - MINISTÉRIO DA FAZENDA	2.500.764.183
28000 - MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	49.401.200
32000 - MINISTÉRIO DE MINAS E ENERGIA	20.268.484.849
33000 - MINISTÉRIO DA PREVIDÊNCIA E ASSISTÊNCIA SOCIAL	55.000.000
39000 - MINISTÉRIO DOS TRANSPORTES	120.145.369
41000 - MINISTÉRIO DAS COMUNICAÇÕES	802.334.000
52000 - MINISTÉRIO DA DEFESA	93.200.000
TOTAL	**23.907.324.967**

QUADRO V

ATUALIZAÇÃO DA ESTIMATIVA DA MARGEM DE EXPANSÃO DAS DESPESAS OBRIGATÓRIAS DE CARÁTER CONTINUADO
(Art. 10, § 9º, da Lei nº 10.524, de 25 de julho de 2002 – LDO/2003)

Em cumprimento ao § 9º do art. 10 da Lei nº 10.524, de 25 de julho de 2002 - LDO/2003, a Comissão Mista de Planos, Orçamentos Públicos e Fiscalização - CMO atualizou a estimativa da margem de expansão, com base na análise efetuada sobre as alterações promovidas por essa Comissão nas estimativas de receita. Consideradas apenas as alterações que resultam em ganho real e permanente de receita, a análise da CMO apurou um acréscimo da ordem de R$ 3,330 bilhões, conforme tabela a seguir e um novo valor para a margem de expansão bruta das despesas obrigatórias de caráter continuado: **R$ 6.935,2 bilhões.**

ATUALIZAÇÃO DA MARGEM DE EXPANSÃO 2003

R$ milhões

DISCRIMINAÇÃO	VALOR
1. Margem líquida informada no Projeto de Lei do Congresso nº 60, de 2002	**3.605,2**
2. Revisão do crescimento real do PIB	-
3. Alterações na legislação tributária	**3.330,0**
3. 1 Manutenção da alíquota de 27,5% do IRPF	1.008,0
3.2 Elevação da alíquota da CIDE incidente sobre os combustíveis	1.968,0
3.3 Elevação da alíquota do IPI sobre fumo e bebidas	138,0
3.4 Custas e emolumentos da Justiça do Trabalho (Lei nº 10.537/2002)	216,0
4. Margem de expansão atualizada	**6.935,2**

Os valores informados no quadro correspondem aos valores brutos deduzidos das transferências constitucionais de receitas para Estados, Distrito Federal e Municípios.

É possível prever que a margem de expansão poderá ser objeto de ajustes durante o exercício de 2003 em decorrência da aprovação do PL nº 7334/2002 referente à retenção e recolhimento da contribuição do contribuinte individual pela empresa tomadora dos seus serviços. O valor estimado do acréscimo de receita decorrente da aprovação deste projeto de lei é de R$ 500 milhões anuais.

QUADRO VI

AUTORIZAÇÕES PARA AUMENTOS DE DESPESAS COM PESSOAL
CONFORME ART. 169,§ 1°,II, DA CONSTITUIÇÃO
(Art. 77 da Lei de Diretrizes Orçamentárias para 2003 - Lei nº 10.524/2002)

A implementação das medidas constantes deste demonstrativo fica condicionada à observância dos respectivos limites.

1 - **PODER LEGISLATIVO**

I - Preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 73 da Lei nº 10.524, de 2002;

II - **Câmara dos Deputados**

Limite de R$ 12.000.000,00 destinados à:

a) nomeação de até 237 candidatos aprovados em concurso público realizado para provimento de cargos das carreiras funcionais da Câmara dos Deputados; e

b) reestruturação de funções e cargos comissionados.

III - **Senado Federal**

Limite de R$ 142.351.000,00 destinados à:

a) implantação do Plano de Carreira do Senado Federal, aprovado pela Resolução nº 7, de 2002; e

b) provimento, mediante concurso público, de até 378 cargos dos Quadros de Pessoal do Senado Federal e de seus órgãos supervisionados.

IV - **Tribunal de Contas da União**

Limite de R$ 3.600.000,00 destinados à nomeação de até 70 candidatos aprovados em concurso público realizado para provimento do cargo de Analista de Finanças e Controle Externo.

2 - **PODER JUDICIÁRIO**

I - Preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 73 da Lei nº 10.524, de 2002.

II - **Supremo Tribunal Federal**

Limite de R$ 25.642.000,00 destinados à:

a) preenchimento de até 14 cargos de Técnico Judiciário e 17 cargos de Analista Judiciário provenientes da transformação de 71 cargos de Auxiliar Judiciário; e

b) continuidade da reestruturação da remuneração da magistratura e de cargos integrantes do Plano de Cargos e Salários do Poder Judiciário.

III - **Superior Tribunal de Justiça**

Limite de R$ 64.337.000,00 destinados à:

a) provimento de cargos efetivos e em comissão a serem criados quando da aprovação da Proposta de Emenda à Constituição nº 29, de 2000, em tramitação no Congresso Nacional, que dispõe sobre a criação da Escola Nacional de Formação e Aperfeiçoamento de Magistrados;

b) criação de até 697 cargos efetivos e comissionados; e

c) continuidade da reestruturação da remuneração da magistratura e de cargos integrantes do Plano de Cargos e Salários do Poder Judiciário.

IV - **Justiça Federal**

Limite de R$ 409.533.000,00 destinados à:

a) criação de até 1.034 cargos e 705 funções nas 47 novas varas federais; e

b) continuidade da reestruturação da remuneração da magistratura e de cargos integrantes do Plano de Cargos e Salários do Poder Judiciário.

V - **Justiça do Trabalho**

Limite de R$ 762.825.000,00 destinados à:

a) provimento, mediante concurso público, de até 855 cargos efetivos no âmbito da Justiça do Trabalho;

b) criação de até 1.641 cargos referentes aos Projetos de Lei nºs 4942, de 2001, 3536, de 1993, 4082, de 1994 e 4496, de 1994, ao Anteprojeto de Lei de que trata o Processo TRT nº 2220, de 2000, ao Anteprojeto de Lei de que trata o Ofício nº 22, de 2002 e aumento necessário do quadro de servidores redistribuídos da 14ª Região;

c) criação de até 897 funções referentes aos Projetos de Lei nºs 4942, de 2001, 4943, de 2001, 4082, de 1994 e 4496, de 1994, ao Anteprojeto de Lei de que trata o Ofício nº 22, de 2002 e à equiparação do número de funções comissionadas das Varas atuais; e

d) continuidade da reestruturação da remuneração da magistratura e de cargos integrantes do Plano de Cargos e Salários do Poder Judiciário.

VI - **Justiça Eleitoral**

Limite de R$ 191.985.000,00 destinados à:

a) provimento, mediante concurso público, de até 528 cargos efetivos no âmbito da Justiça Eleitoral;

b) revisão e criação de gratificações de presença e de representação;

c) criação nos quadros de pessoal da Justiça Eleitoral de até 2.108 cargos efetivos de Analista Judiciário e de até 2.483 de Técnico Judiciário, bem como criação de até 449 funções comissionadas para as Zonas Eleitorais; e para as Secretarias dos Tribunais; e

d) continuidade da reestruturação da remuneração da magistratura e de cargos integrantes do Plano de Cargos e Salários do Poder Judiciário.

VII - **Justiça Militar**

Limite de R$ 36.354.000,00 destinados à continuidade da reestruturação da remuneração da magistratura e de cargos integrantes do Plano de Cargos e Salários do Poder Judiciário.

VIII - **Justiça do Distrito Federal e Territórios**

Limite de R$ 94.260.000,00 destinados à:

a) preenchimento de até 62 funções e cargos comissionados e provimento, mediante concurso público, de até 365 cargos efetivos, conforme proposta de alteração da Organização Judiciária do Distrito Federal e Territórios, na qual são criadas novas Circunscrições Judiciárias; e

b) continuidade da reestruturação da remuneração da magistratura e de cargos integrantes do Plano de Cargos e Salários do Poder Judiciário.

3 - **MINISTÉRIO PÚBLICO DA UNIÃO**

Limite de R$ 391.500.000,00 destinados à:

I - Preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 73 da Lei nº 10.524, de 2002;

II - Provimento, mediante concurso público, de até 185 membros e 1.143 servidores no âmbito do Ministério Público da União; e

III - Continuidade da reestruturação da remuneração da magistratura e de cargos integrantes do Plano de Cargos e Salários do Ministério Público da União.

4 - **PODER EXECUTIVO**

Limite de R$ 772.700.000,00 destinados à:

I - Preenchimento de funções e cargos comissionados vagos constantes da tabela a que se refere o § 1º do art. 73 da Lei nº 10.524, de 2002.

II - Previsão de concursos e admissão de pessoal de nível superior e intermediário para provimento de cargos ou empregos públicos pelo Poder Executivo Federal nas áreas de:

a) Auditoria e Fiscalização, até 2.900 vagas;

b) Gestão e Diplomacia, até 2.000 vagas;

c) Jurídica, até 1.000 vagas;

d) Defesa e Segurança Pública, até 5.000 vagas;

e) Infra-estrutura, Cultura, Educação, Meio Ambiente e Ciência e Tecnologia, até 10.400 vagas;

f) Seguridade Social, até 4.200 vagas; e

g) Regulação do Mercado, até 2.200 vagas.

III - Previsão de criação de cargos ou empregos públicos de nível superior e intermediário para a Administração Pública Federal:

a) até 98.000 cargos ou empregos públicos; e

b) até 7.000 cargos em comissão ou funções comissionadas técnicas.

IV - Reestruturação da remuneração de cargos integrantes do Plano de Classificação de Cargos do Poder Executivo Federal, de carreiras das áreas de Gestão, Educação, Ciência e Tecnologia, Regulação, Seguridade Social, Trabalho e Previdência.

QUADRO VII - OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
20117 — Secretaria Especial de Desenvolvimento Urbano				
	AÇÕES DE REESTRUTURAÇÃO URBANA, INTERLIGAÇÃO DE ÁREAS URBANAS E DE ADEQUAÇÃO DE VIAS / CONSTRUÇÃO DE PONTE SOBRE O RIO POTY - TERESINA - PI	PI	20117	Empreendimento Projeto Básico
26101 — Ministério da Educação				
	ESCOLA AGROTÉCNICA DE NOVA ANDRADINA	MS	26101	Empreendimento Convênio 092815 Convênio 349429
30907 — Fundo Penitenciário Nacional				
14.421.0661.1844.0052	CONSTRUÇÃO, AMPLIAÇÃO, REFORMA E APARELHAMENTO DE ESTABELECIMENTOS PENAIS — NO ESTADO DE GOIÁS	GO	30907	Empreendimento Contrato 402/92 Convênio 351801
14.421.0661.1844.0054	CONSTRUÇÃO, AMPLIAÇÃO, REFORMA E APARELHAMENTO DE ESTABELECIMENTOS PENAIS — NO ESTADO DO MATO GROSSO DO SUL	MS	30907	Contrato 39/2002-AJUR
	CONSTRUÇÃO, AMPLIAÇÃO, REFORMA E APARELHAMENTO DE ESTABELECIMENTOS PENAIS NO ESTADO DE MATO GROSSO	MT	30907	Empreendimento Contrato 008/2001/00/00
32228 — Furnas Centrais Elétricas S.A.				
25.752.0296.3360.0001	SISTEMA DE TRANSMISSÃO DE ITAIPU (PR) - SÃO PAULO (SP) (REFORÇOS NAS TORRES DA LT 750KV FOZ - IVAIPORÃ III, LT IVAIPORÃ - ITABERÁ I E II E NA LT ITABERÁ - TIJUCO PRETO I E II) — NACIONAL	SP	32228	Contrato 12.279 Contrato 12.547 Contrato 12.686 Contrato 12.973 Contrato 12.977
36901 — Fundo Nacional de Saúde				
	IMPLANTAÇÃO, APARELHAMENTO E ADEQUAÇÃO DE UNIDADES DE SAÚDE DO SISTEMA ÚNICO DE SAÚDE - SANTO ANTÔNIO DO DESCOBERTO - GO	GO	36901	Empreendimento
	HOSPITAL TERCIÁRIO DE NATAL - RN	RN	36901	Contrato 010/89 SOE/AJ
	PRONTO SOCORRO CARDIOLÓGICO DE PERNAMBUCO	PE	36901	Contrato 31/98
	HOSPITAL PSIQUIÁTRICO DE BENTO GONÇALVES - RS	RS	36901	Empreendimento Projeto Básico Execução Orçamentária Contrato 01/90 Convênio 01/89
39101 — Ministério dos Transportes				
26.784.0237.1568.0001	IMPLANTAÇÃO DA HIDROVIA DO ARAGUAIA-TOCANTINS — NACIONAL		39101	Empreendimento
	PARTICIPAÇÃO DA UNIÃO NO CAPITAL - COMPANHIA DOCAS DO RIO GRANDE DO NORTE - MELHORAMENTO DAS INSTALAÇÕES DO PORTO DE NATAL - NO ESTADO DO RIO GRANDE DO NORTE	RN	39101	Contrato 018/2001
39205 — Empresa de Trens Urbanos de Porto Alegre S.A.				
26.783.0222.5752.0005	EXPANSÃO DO SISTEMA DE TRENS URBANOS DE PORTO ALEGRE - RS — TRECHO SÃO LEOPOLDO - NOVO HAMBURGO	RS	39205	Empreendimento
39208 — Companhia Brasileira de Trens Urbanos				
26.783.0222.7625.0101	RECUPERAÇÃO DO SISTEMA DE TRENS URBANOS DE SALVADOR - BA — TRECHO CALÇADA - PARIPE	BA	39208	Projeto Básico Convênio 0

QUADRO VII - OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
39208 — Companhia Brasileira de Trens Urbanos				
	IMPLANTAÇÃO DO METRÔ DE SALVADOR / DO METRÔ - TRECHO LAPA-PIRAJÁ	BA	39208	Contrato s/n
39211 — Companhia Docas do Espírito Santo				
26.784.0230.3503.0032	AMPLIAÇÃO E RECUPERAÇÃO DAS INSTALAÇÕES DO PORTO DE VITÓRIA — NO ESTADO DO ESPÍRITO SANTO	ES	39211	Empreendimento
39212 — Companhia das Docas do Estado da Bahia				
26.784.0229.3313.0029	RECUPERAÇÃO E MELHORAMENTO DA INFRA-ESTRUTURA PORTUÁRIA DO PORTO DE SALVADOR — NO ESTADO DA BAHIA	BA	39212	Contrato 016-2002
39216 — Companhia Docas do Rio de Janeiro				
	CONSTRUÇÃO DO TERMINAL DE CONTEINERES - CAIS DO CAJU (RJ) / NO ESTADO DO RIO DE JANEIRO	RJ	39216	Contrato C-SUPJUR 023/2002
39217 — Companhia Docas do Rio Grande do Norte				
26.784.0235.5864.0024	MELHORAMENTO DAS INSTALAÇÕES DO PORTO DE NATAL — NO ESTADO DO RIO GRANDE DO NORTE	RN	39217	Contrato 018/2001
39252 — Departamento Nacional de Infra-Estrutura de Transportes - DNIT				
26.782.0220.2834.0032	RESTAURAÇÃO DE RODOVIAS FEDERAIS — NO ESTADO DO ESPÍRITO SANTO	ES	39252	Contrato 17002/2001-00 Contrato PG-179/1998-00
26.782.0220.2841.0051	CONSERVAÇÃO PREVENTIVA, ROTINEIRA E EMERGENCIAL DE RODOVIAS — NO ESTADO DO MATO GROSSO	MT	39252	Contrato PD/11-003/97 Contrato PD/11-014/2001-00 Contrato PD/11-019/2001-00 Contrato PD/11-020/2001-00 Contrato PD/11-021/2001-00 Contrato PD11-027/2001-00 Contrato Pr. 2215/01
26.782.0229.5841.0103	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR SÃO FRANCISCO — BR-101/SE - DIVISA AL/SE - DIVISA SE/BA	SE	39252	Contrato PG-248/99-00
26.782.0233.3766.0101	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NA BR-101 NO ESTADO DO RIO GRANDE DO SUL — DIVISA SC/RS - OSÓRIO	RS	39252	Execução Orçamentária
26.782.0233.5707.0015	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR MERCOSUL — BR-282/SC - FLORIANOPOLIS - DIVISA COM ARGENTINA	SC	39252	Empreendimento Contrato PJ.078/2000 Contrato PJ.090/2001 Contrato PJ.091/2001
26.782.0233.5727.0001	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR MERCOSUL — BR-101/376/SC - DIVISA PR/SC - PALHOÇA	SC	39252	Contrato PG-191/96-00
26.782.0233.5727.0005	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR MERCOSUL — BR-101/SC - PALHOÇA - DIVISA SC/RS	SC	39252	Empreendimento
26.782.0237.3768.0101	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NA BR-060 NO ESTADO DE GOIÁS — DIVISA DF/GO - ENTRONCAMENTO BR-153/GO	GO	39252	Contrato PD/12-13/97 Contrato PD/12-14/97 Contrato PG-058/98 Contrato PG-059/98-00 Contrato PG-198/99
26.782.0237.5710.0011	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-230/TO - DIVISA MA/TO - DIVISA TO/PA	TO	39252	Contrato 200/96 Contrato 86/2000
26.782.0237.5710.0105	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-235/TO - DIVISA TO/MA - DIVISA TO/PA	TO	39252	Contrato 184/2000 Contrato 185/2000

QUADRO VII - OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
39252 — Departamento Nacional de Infra-Estrutura de Transportes - DNIT				
26.782.0237.5730.0015	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-060/DF - DISTRITO FEDERAL - DIVISA DF/GO	DF	39252	Contrato 090/2000 (DER-DF) Contrato 21/2000 (DER-DF) Contrato 53/2000 Contrato s/nº Convênio 317628
26.782.0237.5730.0109	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS — BR-080/GO - PADRE BERNARDO - URUAÇU - SÃO MIGUEL DO ARAGUAIA	GO	39252	Empreendimento
26.782.0238.5711.0005	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR FRONTEIRA-NORTE — BR-317/AC - BRASILEIA - ASSIS BRASIL	AC	39252	Convênio 414166
26.782.0238.5711.0014	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR FRONTEIRA-NORTE — BR-401/RR - BOA VISTA-NORMANDIA-BONFIM - PONTE S/ RIO ITACUTU - PONTE S/ RIO ARRAIA	RR	39252	Empreendimento Convênio 372314
26.784.0233.5019.0043	AMPLIAÇÃO DOS MOLHES DO PORTO DE RIO GRANDE E DRAGAGEM DE APROFUNDAMENTO DO CANAL DE ACESSO — NO ESTADO DO RIO GRANDE DO SUL	RS	39252	Contrato 018/2001-MT
26.784.0237.5750.0015	CONSTRUÇÃO DE ECLUSAS DE TUCURUÍ — NO ESTADO DO PARÁ	PA	39252	Contrato 009/98-MT
	CONTORNO NORTE DE GOIÂNIA	GO	39252	Contrato 006/91
	CONSERVAÇÃO DE RODOVIAS FEDERAIS - MT	MT	39252	Contrato PD/11-003/97 Contrato PD/11-019/2001-0 Contrato PD/11-020/2001-00 Contrato PD/11-021/2001-00 Contrato PD/11-022/2001-00 Contrato Pr. 2215/01
	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR LESTE / BR-262/ES - TRECHO KM 7,4 - KM 71,5	ES	39252	Contrato PG-018/98
	ADEQUAÇÃO DE ACESSOS RODOVIÁRIOS NO CORREDOR LESTE BR-262/ES - EM VITÓRIA (SUL)	ES	39252	Contrato PG-018/98
	RODOVIAS - RS	RS	39252	Contrato PD-10-004/97
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR OESTE-NORTE / BR-319/AM - DIVISA RO/AM - MANAUS	AM	39252	Contrato PD/01/05/2000-00 Contrato PD/01/10/2000-00 Contrato PD/01/14/2001-00 Contrato PD/01/15/2001-00 Contrato PD/01/16/2001-00 Contrato PD/01/20/2001-00
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS BR-222/PA - CONSTRUÇÃO DO TRECHO D. ELISEU - ENTR. BR-158/PA	PA	39252	Contrato A.JUR 19/98 Contrato PG-144/85 Contrato SUBROG-PG-144/85 Convênio 334460
	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO CORREDOR ARAGUAIA-TOCANTINS / BR-242/TO - PEIXE - PARANÃ - TAGUATINGA	TO	39252	Contrato 002/99 Contrato 003/99 Contrato 004/99 Contrato 005/99 Contrato 006/99
	MODERNIZAÇÃO DO PORTO DE ITAJAÍ / NO ESTADO DE SANTA CATARINA	SC	39252	Contrato 039/00
44205 — Agência Nacional de Águas				
	DESPOLUIÇÃO DE BACIAS HIDROGRÁFICAS / DESPOLUIÇÃO DA LAGOA DA JANSEN - SÃO LUÍS - MA	MA	44205	Contrato 016/92 Convênio 92058408

QUADRO VII - OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
52101 — Ministério da Defesa				
05.153.0643.1213.0010	IMPLANTAÇÃO DE UNIDADES MILITARES NA REGIÃO DA CALHA NORTE — NA REGIÃO NORTE	RR	52101	Empreendimento Projeto Básico Contrato 013/2001-6° BEC
53101 — Ministério da Integração Nacional				
18.542.0515.1662.0103	OBRAS DE DRENAGEM — TABULEIRO DOS MARTINS EM MACEIÓ - AL	AL	53101	Contrato 01/97 Contrato 01/97
18.544.0515.1851.0454	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA — CONSTRUÇÃO DE BARRAGEM - POÇO VERDE - SE	SE	53101	Empreendimento Contrato 349/2001
18.544.0515.1851.1318	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA — PERENIZAÇÃO DO RIO PAJEÚ NO ESTADO DE PERNAMBUCO - PE	PE	53101	Empreendimento
20.607.0379.1836.0040	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — IMPLANTAÇÃO DE PROJ. DE IRR.NO DISTRITO FEDERAL (RIO PRETO)	DF	53101	Contrato 001/2001 Convênio 397789
20.607.0379.1836.0052	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — CONSTR.DA ADUTORA SERRA DA BATATEIRA NO ESTADO DA BAHIA	BA	53101	Contrato 001/99 Contrato 001/99
20.607.0379.1836.0054	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — PROJETO VÁRZEA DE SOUSA NO ESTADO DA PARAÍBA	PB	53101	Contrato 007/98
20.607.0379.1836.0067	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — PROJETO FLORES DE GOIÁS NO ESTADO DE GOIÁS	GO	53101	Contrato 001/98
	PONTE RODOVIÁRIA DE TIMON - MA	MA	53101	Execução Orçamentária Contrato Concorrècia n° 0031/87
	BARRAGEM ARROIO QUEBRACHO - RS	RS	53101	Contrato 01-A/93/PMB/DAEB Contrato 01/92 PMB/DAEB Convênio 114098 Convênio 240533
	CANALIZAÇÃO DOS CÓRREGOS BOTAFOGO E CAPIM PUBA - GO	GO	53101	Contrato 002/90
	CONSTRUÇÃO DE OBRAS DE CONTENÇÃO DE ENCHENTES - CONTROLE DE ENCHENTES EM SANTA CATARINA	SC	53101	Empreendimento Contrato 246/01
	SISTEMA ADUTOR ALTO SERTÃO/SERTANEJA - PORTO DA FOLHA - SE	SE	53101	Empreendimento
	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA / CONSTRUÇÃO DA ADUTORA DO ITALUIS NO ESTADO DO MARANHÃO	MA	53101	Empreendimento Contrato 071/2000-RAJ Contrato 072/2000-RAJ
	PAVIMENTAÇÃO DE RODOVIAS ESTADUAIS NO ESTADO DE MATO GROSSO	MT	53101	Contrato 059/98/00/00 Contrato 060/98/00/00
	CONSTRUÇÃO DE OBRAS DE INFRA-ESTRUTURA DE IRRIGAÇÃO DE USO COMUM / PROJETO SALANGO NO ESTADO DO MARANHÃO	MA	53101	Contrato 014/93
53201 — Companhia de Desenvolvimento dos Vales do São Francisco e do Parnaíba - COD				
20.607.0379.1836.0093	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — PERÍMETRO DE IRRIGAÇÃO PONTAL NO ESTADO DE PERNAMBUCO	PE	53201	Contrato 0.00.98.00.15
53204 — Departamento Nacional de Obras Contra as Secas				
20.607.0379.1754.0025	CANAL ADUTOR SISTEMA CUREMA-MÃE D'ÁGUA NO ESTADO DA PARAÍBA — NO ESTADO DA PARAÍBA	PB	53204	Contrato 007/98

QUADRO VII - OBRAS COM INDÍCIOS DE IRREGULARIDADES GRAVES

CÓDIGO	DESCRIÇÃO	ESTADO	UO	LOCALIZAÇÃO DAS IRREGULARIDADES
53204 — Departamento Nacional de Obras Contra as Secas				
20.607.0379.1836.0173	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO — PERÍMETRO DE IRRIGAÇÃO PLATÔS DE GUADALUPE NO ESTADO DO PIAUÍ	PI	53204	Contrato 42/87
	CONSTRUÇÃO E RECUPERAÇÃO DE OBRAS DE INFRA-ESTRUTURA HÍDRICA / AÇUDE JENIPAPO NO ESTADO DO PIAUÍ	PI	53204	Projeto Básico
	CONSTRUÇÃO DA BARRAGEM PAULA PESSOA NO ESTADO DO CEARÁ	CE	53204	Convênio PGE 43/92